July 13, 2023

VIA EDGAR TRANSMISSION

Jenifer Gallagher

Yong Kim

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Energy Company of Paraná Form 20-F for the Fiscal Year ended December 31, 2022 Filed April 27, 2023 File No. 001-14668

Dear Ms. Gallagher and Mr. Kim:

Set forth below is the response of Companhia Paranaense de Energia - COPEL (“Copel” or the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated June 29, 2023, with respect to Copel’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Commission on April 27, 2023 (the “2022 Form 20-F”).

Form 20-F for the Fiscal Year ended December 31, 2022

Exhibits

Exhibit 13.2 Certification of our Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, page 155

1.       We note that the certification provided by your Chief Financial Officer at Exhibit 13.2 references your Form 20-F for the fiscal year ended December 31, 2021, rather than your Form 20-F for the fiscal year ended December 31, 2022.

Please file an amendment to your Form 20-F to provide the certifications required by Rule 13a-14(b) of Regulation 13A, applicable via Instruction 13 to Item 19 of Form 20-F. Please ensure that your amendment includes the entire periodic report, explanatory note, updated signature page, and updated certifications.

Due to an inadvertent mechanical error, the conformed copy of the Exhibit 13.2 to the 2022 Annual Report on Form 20-F referenced the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, rather than the Annual Report on Form 20-F for the fiscal year ended December 31, 2022. On the date hereof, the Company filed an amendment No. 1 on Form 20-F/A to its 2022 Annual Report on Form 20-F to amend “Item 19: Exhibits” by replacing Exhibit 13.2 with a new certification of the Company’s Chief Financial Officer referencing the 2022 Annual Report on Form 20-F. The amendment includes the entire periodic report, explanatory note, updated signature page, and updated certifications.

Other than as set forth above, such amendment does not amend, update or restate any other information or disclosure that was originally included in the 2022 Annual Report on Form 20-F or reflect any events that occurred after the April 27, 2023 filing date of the 2022 Annual Report on Form 20-F in any way.

If you have questions or require additional information, please do not hesitate to contact me at + 55 41 3331-4011 or ri@copel.com.

Very truly yours,

/s/ Adriano Rudek de Moura

Adriano Rudek de Moura

Chief Financial Officer

cc: Jonathan Mendes de Oliveira

(Cleary Gottlieb Steen & Hamilton LLP)